CONTACT:
MEDIA: Janet Ko
 (416) 213-4167 janet.ko@mdsinc.com

INVESTORS: Kim Lee
                                  (416) 213-4721 kim.lee@mdsinc.com
For Immediate Release:

MDS Announces Formation of Special Committee

TORONTO, Canada, February 2, 2009 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life-sciences markets, today announced that it has constituted a committee of independent directors to support the Company’s continuing process of reviewing alternatives to improve shareholder value. With the assistance of management and advisors, the Board of Directors continuously reviews the performance of MDS, and looks for options to improve returns to shareholders, including an annual strategic review. The Board has determined that constituting a committee to work closely with management and the company’s advisors is now appropriate.

The committee is comprised of William Anderson, Robert Luba, James MacDonald and Gregory Spivy, each of whom is independent of management. James MacDonald will act as Chair of the committee.  Goldman, Sachs & Co and RBC Capital Markets are assisting the Company and the Board of Directors as financial advisors.  The focus of the review is on assessing strategic alternatives.  MDS emphasized that there can be no assurance that this process will result in any specific strategic or financial transaction – especially given the uncertain market and economic conditions. No timetable has been set for its completion.

Caution Concerning Forward-Looking Statements
This document contains forward-looking statements. Some forward-looking statements may be identified by words like “expects”, “anticipates”, “plans”, “intends”, “indicates” or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. MDS’s actual results could differ materially from those expressed in the forward-looking statements due to these risks and a number of other factors, including, but not limited to, successful implementation of structural changes, including restructuring plans and acquisitions, technical or manufacturing or distribution issues, the competitive environment for MDS’s products and services , the degree of market penetration of its products and services, the ability to secure a reliable supply of raw materials, the impact of our clients’ exercising rights to delay or cancel certain contracts, the strength of the global economy, the stability of global equity markets, the availability and cost of financing, the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the euro, uncertainties associated with critical accounting assumptions and estimates, and other factors set forth in reports and other documents filed by MDS with Canadian and U.S. securities regulatory authorities from time to time, including MDS's quarterly and annual MD&A, annual information form, and annual report on Form 40-F for the fiscal year ended October 31, 2008 filed with the U.S. Securities & Exchange Commission.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs, and the diagnosis and treatment of disease.

We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 5,000 highly skilled people in 29 countries.

Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

SOURCE: MDS